UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Information To Be Included in Statements Filed Pursuant to Rules 13d-1(a) and

Amendments Thereto Filed Pursuant to 13d-2(a)

(Amendment No. 3)*

TSAKOS ENERGY NAVIGATION LIMITED

(Name of Issuer)

Common Shares, par value $1.00 per share

(Title of Class of Securities)

G9108L108

(CUSIP Number)

George Saroglou

Tsakos Energy Navigation Limited

367 Syngrou Avenue 175 64

P. Faliro, Athens, Greece

011 30210 940 7710

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With Copies To:

Stephen P. Farrell, Esq.

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, New York 10178

(212) 309-6000

March 29, 2006

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9108L108	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

SEA CONSOLIDATION S.A. OF PANAMA EIN:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

PANAMA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

1,619,616
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

1,619,616
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,619,616
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%
14	TYPE OF REPORTING PERSON*

OO

CUSIP No. G9108L108	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

PANAYOTIS TSAKOS EIN:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS*

Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

GREECE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

1,619,616
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

1,619,616

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,619,616
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%
14	TYPE OF REPORTING PERSON*

IN

Item 1. Security and Issuer

This Amendment No. 3 (this “Amendment No. 3”) to Schedule 13D (originally filed on March 20, 2002, and subsequently amended and restated on August 30, 2005 and November 16, 2005 (the “Schedule 13D”)) relates to the common shares, par value $1.00 per share (“Common Shares”), of Tsakos Energy Navigation Limited, an exempted company organized under the laws of Bermuda (the “Company”). The principal executive office of the Company is located at 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece. Information given in response to each item below shall be deemed incorporated by reference in all other items below. Capitalized terms used herein and not otherwise defined in this Amendment No. 3 shall have the meanings set forth in the Schedule 13D.

Item 2. Identity and Background

(a) This Amendment No. 3 is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 and incorporated herein by reference) by Sea Consolidation S.A. of Panama, a company organized under the laws of Panama (“Sea Consolidation”) and Panayotis Tsakos (sometimes collectively referred to as the “Reporting Persons”) which persons may be deemed, but are not conceded, to constitute a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934.

(b) The address of the principal office of Sea Consolidation is 367 Syngrou Avenue, 175 64 P. Faliro, Athens Greece. The address of the principal office of Panayotis Tsakos is 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece.

(c) Attached as Schedule A is the name, principal occupation (where applicable), business address and citizenship of each member, executive officer and/or director of Sea Consolidation. Schedule A is incorporated into and made a part of this Amendment No. 3.

Panayotis Tsakos is an individual of Greek citizenship who is self employed in the shipping industry.

(d) During the last five years, neither the Reporting Persons nor any person listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the Reporting Persons nor any person listed on Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following paragraph:

Between February 2, 2006 and March 21, 2006, Sea Consolidation acquired an aggregate of 205,200 Common Shares in open market purchases executed through the New York Stock

Exchange (the “Purchases”). Sea Consolidation obtained such funds for the Purchases from amounts contributed to it from its shareholders.

Item 4. Purposes of Transactions

Item 4 is hereby amended by adding the following paragraph:

The purpose of the Purchases was to increase Sea Consolidation’s investment in the Company. The Reporting Persons have no plans or proposals to implement or effect any plans or proposals with respect to any material change of the Company’s business or corporate structure or, generally, any other action referred to instructions (a) through (j) of Item 4 to the Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) As of the date hereof, Sea Consolidation is the beneficial owner of 1,619,616 Common Shares of the Company (the “Shares”), which constitute approximately 8.5% of the Company’s 19,069,695 issued and outstanding Common Shares, based on information contained in a Form 6-K filed by the Company with the Securities and Exchange Commission on December 28, 2005 and the understanding that the Company has repurchased certain Common Shares pursuant to a share repurchase plan. Panayotis Tsakos, the controlling shareholder of Sea Consolidation, may be deemed to beneficially own the Shares indirectly as a result of his control relationship with Sea Consolidation. The Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, together with Kelley Enterprises, Inc. (“Kelley”), Marsland Holdings Limited (“Marsland”), Redmont Trading Corp. (“Redmont”), and Nikolas P. Tsakos, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission that a group exists. Kelley, Marsland, Redmont and Nikolas P. Tsakos, beneficially and of record, own 2,140,412, 1,300,234, 1,058,656 and 16,000 Common Shares, respectively. Together, the group would be deemed to beneficially own 6,134,918 Common Shares, or 32.2% of the outstanding Common Shares of the Company.

(b) The response of the Reporting Persons to Items (7) through (11) of the portion of pages 2 and 3 hereto which relate to Common Shares beneficially owned are incorporated herein by reference.

(c) The Purchases were effected in open market purchases executed through the New York Stock Exchange as set forth in Schedule B. Schedule B is incorporated into and made a part of this Amendment No. 3.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by Sea Consolidation.

(e) Not applicable.

Item 7. Material to Be Filed as Exhibits

Item 7 is hereby amended by adding the following exhibit:

Exhibit 1: Joint Filing Agreement, dated March 28, 2006, between Sea Consolidation S.A. of Panama and Panayotis Tsakos.

[The remainder of this page intentionally left blank]

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2006

Sea Consolidation S.A. of Panama

By:	/s/ Thomas K. Zafiras
Thomas K. Zafiras
President

/s/ Panayotis Tsakos
Panayotis Tsakos

SCHEDULE A

Sea Consolidation S.A. of Panama

Name	Position	Principal Occupation	Business Address	Citizenship

Thomas Constantinos Zafiras	Director	Attorney	Vasileos Georgiou B4, Piraeus, Greece	Greece

Ioannis Efthimiades	Director	Shipping Industry Consultant	2 Andianoupoleos & Agias Sofia Streets, Nea Smyni, Athens, Greece	Greece

Constantinos Zafiras	Director	Legal Consultant	10 Stissichorou Street, Athens, Greece	Greece

SCHEDULE B

Date	No. of Shares	Price
2/2/06	1000	$36.5400
2/2/06	1000	36.2500
2/2/06	1500	36.3647
2/2/06	2000	36.3260
2/2/06	1000	36.2910
2/2/06	1500	36.1700
2/2/06	1000	36.3350
2/2/06	1000	36.3640
2/3/06	1500	36.4307
2/3/06	1500	36.3160
2/3/06	1500	36.4093
2/3/06	100	36.5000
2/3/06	400	36.4900
2/3/06	500	36.4900
2/6/06	1500	36.5027
2/6/06	1500	36.3000
2/6/06	1500	36.4400
2/6/06	1500	36.3500
2/6/06	1500	36.2847
2/6/06	1000	36.3000
2/6/06	500	36.3320
2/6/06	500	36.4600
2/6/06	500	36.398
2/7/06	1500	36.3367
2/7/06	1500	36.2313
2/7/06	1500	36.2300
2/7/06	1500	36.1607
2/7/06	1000	36.1450
2/7/06	1000	36.1700
2/7/06	1000	36.2000
2/7/06	1000	36.1930
2/8/06	1000	36.4800
2/8/06	900	36.5000
2/8/06	1100	36.6400
2/8/06	1000	36.6400
2/8/06	1000	36.5400
2/8/06	1000	36.5900
2/8/06	1000	36.4380
2/8/06	1000	36.4640
2/8/06	700	36.5
2/8/06	300	36.5700
2/8/06	900	36.5889
2/8/06	100	36.64
2/10/06	1500	36.1200
2/10/06	1000	35.8200
2/10/06	500	35.8200
2/10/06	1000	36.2710

2/10/06	500	36.3000
2/10/06	1000	36.1100
2/10/06	1000	36.1267
2/10/06	500	36.1800
2/10/06	500	36.26
2/10/06	1500	36.3000
2/10/06	1000	36.274
2/13/06	300	36.0300
2/13/06	2200	36.1300
2/13/06	2100	36.2686
2/13/06	400	36.3200
2/13/06	3500	36.4177
2/13/06	1500	36.3940
2/14/06	500	36.4680
2/14/06	1000	36.7250
2/14/06	300	36.6733
2/14/06	1200	36.7267
2/14/06	100	36.6000
2/14/06	900	36.6933
2/14/06	1000	36.6900
2/14/06	1000	36.6890
2/14/06	1000	36.8
2/14/06	1000	36.8000
2/14/06	500	36.78
2/14/06	1500	36.8
2/15/06	1000	36.2590
2/15/06	1000	36.2940
2/15/06	1000	36.3400
2/15/06	1000	36.3900
2/15/06	1000	36.2700
2/15/06	1000	36.4710
2/15/06	1000	36.4860
2/15/06	1000	36.4900
2/15/06	1000	36.4
2/15/06	1000	36.3130
2/16/06	1000	36.2600
2/16/06	1000	36.2800
2/16/06	1000	36.2500
2/16/06	2000	36.2790
2/16/06	1000	36.2490
2/16/06	1000	36.2100
2/16/06	500	36.1820
2/16/06	500	36.2300
2/16/06	1000	36.275
2/16/06	1000	36.2460
2/17/06	2000	35.98
2/17/06	1000	35.93
2/17/06	4000	35.873
2/17/06	1000	35.83
2/17/06	1000	35.8

2/17/06	1000	35.8
3/8/06	1000	38.1000
3/8/06	1000	37.8900
3/8/06	1000	37.8000
3/8/06	1000	37.7000
3/8/06	2000	37.5900
3/8/06	1000	37.6500
3/8/06	1000	37.7100
3/8/06	1000	37.9880
3/8/06	1000	37.85
3/9/06	1000	37.8500
3/9/06	1000	37.7500
3/9/06	1000	37.8100
3/9/06	2000	37.8000
3/9/06	1000	37.7880
3/9/06	1000	37.7360
3/9/06	1000	37.8150
3/9/06	1000	37.7470
3/9/06	1000	37.695
3/10/06	1000	37.8
3/10/06	1000	37.8
3/10/06	1000	37.89
3/10/06	1000	37.8
3/10/06	2000	37.7865
3/10/06	300	37.8
3/10/06	700	37.9657
3/10/06	1000	37.976
3/10/06	1000	37.971
3/10/06	1000	37.71
3/13/06	900	38.15
3/13/06	1100	38.1863
3/13/06	300	38.19
3/13/06	600	38.34
3/13/06	100	38.39
3/13/06	700	38.3871
3/13/06	300	38.44
3/13/06	2000	38.447
3/13/06	300	38.45
3/13/06	2000	38.49
3/13/06	700	38.49
3/13/06	2000	38.4395
3/13/06	2000	38.373
3/13/06	1000	38.336
3/13/06	1000	38.297
3/14/06	1000	38.46
3/14/06	100	38.49
3/14/06	100	38.5
3/14/06	800	38.68
3/14/06	2500	38.754
3/14/06	200	38.8

3/15/06	1500	39.36
3/15/06	1500	39.35
3/15/06	1500	39.34
3/15/06	1500	39.34867
3/15/06	1500	39.44
3/15/06	1000	39.409
3/15/06	500	39.44
3/15/06	1000	39.328
3/16/06	1500	39.03
3/16/06	1500	39.06
3/16/06	1500	39.04
3/16/06	1500	39.07
3/16/06	1500	39.1
3/16/06	1000	39.154
3/16/06	1500	39.1
3/17/06	1000	38.979
3/17/06	1500	39.16
3/17/06	2500	39.226
3/17/06	1000	39.181
3/17/06	1000	39.192
3/17/06	1000	39.002
3/17/06	1000	38.987
3/17/06	1000	38.898
3/20/06	3500	38.5811
3/20/06	2500	38.57
3/20/06	1500	38.6
3/20/06	2500	38.6752
3/21/06	2000	39.74
3/21/06	2000	39.9475
3/21/06	1500	39.88
3/21/06	1500	39.898
3/21/06	1500	39.878
3/21/06	1500	39.95

Total	205,200	$7,683,474

EXHIBIT INDEX

The following is filed as an Exhibit to this Amendment No. 3:

Exhibit 1: Joint Filing Agreement, dated March 28, 2006, between Sea Consolidation S.A. of Panama and Panayotis Tsakos.